P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), WEDNESDAY 8 MAY 2002

P&O NEDLLOYD RESULTS: FIRST QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the first quarter 2002. In general terms, it shows that:

- P&O Nedlloyd made an operating loss for the quarter, traditionally the weakest of the year, of $68 million which compares with an operating profit of $31 million in Q1 2001;
- volumes were 9 per cent higher than in Q1 2001;
- average revenue rates were 17 per cent down on the same period last year;
- cost saving programmes have already contributed significantly to the reduction in unit costs compared to Q1 2001 and the new $350 million savings programme is on track to make a further impact later this year and in 2003; and
- there are early signs that the reduction in revenue rates has bottomed out but pressure from industry over capacity will remain.

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy, P&O
020 7321 4490

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q1 2002	Q1 2001
Throughput (teus)		
Europe/Asia	263,900	258,900
North/South & Cross Trades	284,700	263,100
North America	243,100	205,400
Total	**791,700**	**727,400**
Average revenue per teu	1,148	1,389
Revenue	909	1,010
Operating (loss)/profit before interest and tax	**(68)**	**31**
Loss on scrapping of vessels	(4)	-
Interest, minorities and other items	(12)	(13)
(Loss)/Profit before tax	**(84)**	**18**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. Q1 is traditionally the weakest quarter of the year and in Q1 2002 P&O Nedlloyd made an operating loss of $68 million compared to a profit of $31 million in the equivalent period last year and an operating loss of $8 million before restructuring costs of $12 million in Q4 2001.

2. The deterioration in the result is due to a 17 per cent reduction in average revenue rates compared to Q1 2001, particularly in the Far East – Europe and Transpacific trades. Average revenue rates declined 5 per cent compared to Q4 2001.

3. Overall volumes for Q1 were up by 9 per cent compared to Q1 2001 and loadfactors, assisted by ship lay-ups, were much improved.

4. The company's $350 million cost saving programmes, including the 1,000 headcount reductions announced with the Q4 2001 results, are already having a positive impact on overheads. The transfer of work to new, lower cost offshore centres continues at full speed; all US and European customer documentation will have moved by the end of this month. Other restructuring and redundancy programmes are being implemented across the company. These moves, combined with new initiatives to restructure landside operations and further streamline systems, are already cushioning the company against the current adverse market conditions and will enhance its competitive position.

5. Although there is more optimism now about the prospects for economic growth and the first signs of an improvement in revenue rates and flows in some trades, increased capacity in the industry will continue to affect financial performance this year.

(ends)